December 20, 2013 VIA EMAIL AND EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:     Aspen Insurance Holdings Limited (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-31909

Dear Mr. Rosenberg:

Further to your letter of December 6, 2013, we have set out below our responses to the questions raised and, where indicated in this letter, our proposed disclosures to be included in our Form 10-K for the fiscal year ended December 31, 2013.

For your convenience, we set forth in this letter the comments from your letter in bold typeface and include the Company’s response below such comments.

Notes to the Audited Consolidated Financial Statements
Note 11. Income Taxes, page F-42

1.	We acknowledge your response to our comment 2. Please address the following additional comments:

•
Please tell us more about your significant prior year adjustments relative to expected tax benefit/expense in 2012 and 2010 and explain to us why these adjustments are not indicative of errors in prior year financial statements. Please tell us why you were not able to make more accurate estimates in your initial provision estimates including what additional information was learned after the completion of your previous financial statements and before the filings of your tax returns.

•
Please provide us a proposed revised rate reconciliation table and associated clarifying disclosure to be included in future periodic reports that separately describes each reconciling item over 5% of the expected income tax benefit or expense.

At the date of filing the Company’s Annual Reports on Form 10-K, the tax liability is calculated on the basis of all known information at such date. Prior to filing the Annual Report on Form 10-K, detailed calculations are prepared for each element of the tax charge/credit using the known information for each of the Company’s entities. Due to the timing of filings of subsidiary returns versus the Company’s Annual Report on Form 10-K, it is reasonable to have immaterial subsequent adjustments to the Company’s results and between estimated and final tax positions.

The Company takes all reasonable steps to produce an estimate taking into account all available information at the time of filing its Annual Report on Form 10-K. Each item which may be a permanent or a timing difference for tax purposes is calculated separately within the Company’s consolidated Income Statement and Balance sheet. The provisions for tax are required to be calculated at the level of each entity within the consolidated group, which enables the tax adjustments to be estimated in detail and takes into account the different profiles within each entity.

For each difference, we consider it of upmost importance to ensure that the figures reported in the Annual Report on Form 10-K are materially correct and that any subsequent adjustment will not be material or distortive. In order to accomplish this, calculations are subject to two levels of review by the Company’s Tax department before they are discussed and agreed with the Company’s Consolidation department and the Group Chief Financial Officer and, ultimately, reviewed by the Audit Committee in the context of the financial statements taken as a whole.

Detailed explanations of any Uncertain Tax Positions are provided in a separate document under the requirements of ASC 740 Income Taxes (previously FIN 48), which provides additional background to the position taken and the implications of any incorrect assumptions which may be deemed to have been made subsequently.

Tax adjustments forming part of the Company’s Effective Tax Rate calculations are presented at the meetings of the Audit Committee each quarter by the Group Chief Financial Officer and/or the Group Head of Tax.

The Company’s Tax department is subject to S-OX controls and, each quarter, is required to demonstrate that its reviews and controls are sufficient and reasonable. In addition, there are periodic reviews by the Company’s Internal Audit department.

Turning to the specific adjustments under discussion, the reasons for the adjustments are set out in the following paragraphs.

The prior year adjustment in 2010 arose because the estimated tax liability for the Company reported for the year ended December 31, 2009 differed from the final tax liability.

Due to a tax valuation allowance in respect of our US entities, the Company’s tax liability is determined predominantly by the results of our UK based entities. The tax liability for the UK entities is based on our best estimate of our UK GAAP profits as at the reporting date of our Annual Report on Form 10-K, rather than on US GAAP profits. UK GAAP profits may differ from US GAAP profits, which are produced for the Company’s Annual Report on Form 10-K, due to the differing treatment of certain items under each of US GAAP and UK GAAP, including the accounting for investment gains and losses, the calculation of equalization reserves (allowed under UK GAAP but not recognized under US GAAP) and taxes associated with stock-based compensation. For example, investment gains and losses are reported in the Income Statement under UK GAAP but split between the income statement and Other Comprehensive Income in the Company's US GAAP returns; equalization reserves which are required under UK GAAP affect the classification of tax charges between current and deferred taxes; and the classification of stock-based compensation (and associated tax liability/benefit) between Other Comprehensive Income and the Income Statement is different under UK GAAP and US GAAP. These items are considered as part of the process for determining the Company's overall tax charge and in such regard, we believe we have sufficient controls in place to mitigate the risk of a material post balance sheet adjustment.

The $3.4 million prior year adjustment reported in the 2010 consolidated financial statements represented an adjustment to claims reserves under UK GAAP which was not conclusively determined by the time the Annual Report on Form 10-K was filed for the year ended December 31, 2009. This adjustment represented less than 1% of the Company’s 2010 profit before tax and we therefore did not consider the amount reported to be indicative of a material misstatement or to require a restatement, in particular when reasonable estimates were made based on all information available at the time of filing the Company’s Annual Report on Form 10-K. After the completion of the Company's Annual Report on Form 10-K and prior to filing the UK tax returns we noted a minor error in the calculation of claims reserves under an internal quota share reinsurance contract.  Correcting this error resulted in an adjustment to the distribution of profits between our UK and Bermudian subsidiaries which had no effect on the reported profit before tax but did adjust the proportion of profits which were subject to UK tax.  We believe that our controls over financial reporting are sufficiently robust to mitigate against the potential for a material adjustment of this type being undetected.

In preparing and reviewing the calculations supporting the Effective Tax Rate, due consideration is given to possible changes in the items which are treated differently under US GAAP and UK GAAP.  Particular focus is given to items which may be classified as an Income Statement item under UK GAAP and within Other Comprehensive Income under US GAAP.  Additionally, to ensure that any adjustments between the estimated UK GAAP profits and the final UK GAAP profits are not material or distortive, each class of income and expense is considered separately and is subject to a reasonableness review. Where there are any items which may be subject to change, the tax effect of such items will be expanded upon in the ASC 740 Income Taxes report, and, where necessary, will be subject to separate disclosure as ‘Uncertain Tax Positions’.

The $4.9 million prior year adjustment in 2012 arose due to a reclassification of investment gains/(losses) between Other Comprehensive Income and Net Income and due to an adjustment to the tax effect of stock-based compensation. The reclassification of investment gains/(losses) resulted in a $3.9 million increase in the 2012 tax benefit and the adjustment to the tax deduction for stock-related compensation resulted in a further $1 million tax benefit in the year. The investment gains and losses were from Available for Sale portfolios which under US GAAP are recorded in Other Comprehensive Income, but the tax impact of this item was included in the Income Statement tax charge. The gains from stock options recorded in the Income Statement under US GAAP are capped, and the remainder is recorded in Other Comprehensive Income. All of the tax was recorded in the Income Statement, whereas some should have been recorded in Other Comprehensive Income, in line with the gross figures. The combined prior year adjustment represented less than 1.7% of the Company’s 2012 profit before tax and we therefore did not consider the amount reported to be indicative of a material misstatement or to require a restatement, in particular when reasonable estimates were made based on information available at the time of filing the Company’s Annual Report on Form 10-K. These items are considered as part of the process for determining the Company's overall tax charge and in such regard, we believe we have sufficient controls in place to mitigate the risk of a material post balance sheet adjustment. We further note that the errors mentioned above related to classification and did not impact the total taxes payable.

We propose to enhance our tabular disclosure in Note 11 to our consolidated financial statements by providing clarifying disclosure that separately describes each reconciling item over 5% of the expected income tax benefit or expense as follows:

	Twelve Months Ended
	December 31,
	2013	2012	2011
	($ in millions)
Income Tax Reconciliation
Expected tax (benefit)/expense at weighted average rate		$(14.4)	$(42.9)

Prior year adjustments		(4.9)	(7.2)
Valuation provision on U.S. deferred tax assets		26.7	15.9
Uncertain tax positions		9.6	-
Disallowable expenses		1.2	0.9
Other non-taxable items		(2.4)	(2.2)
Impact of changes in statutory tax rates		(0.8)	(1.7)

Total income tax expense/(benefit)	$ [ ]	$15.0	$(37.2)

A footnote will be added to the table to explain any significant components of the prior year adjustment. For 2012, the prior period adjustment of $4.9 million includes a reclassification of a $3.9 million income tax charge to Other Comprehensive Income relating to unrealized investment gains (giving rise to a credit in the Income Statement), and a $1 million credit relating to an adjustment to the valuation of deductible employee stock awards. For 2011, the $7.2 million prior year adjustment relates to a $5.6 million adjustment following changes to the tax treatment of our Lloyd's syndicate and a further $1.6 million adjustment for other disallowable items.

In response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 011-44-207-184-8212, Michael Groll of Willkie Farr & Gallagher LLP at 1-212-728-8616 or Joseph Ferraro of Willkie Farr & Gallagher LLP at 011-44-203-580-4707.

Yours sincerely,

/s/ John Worth

John Worth
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:    Sasha Parikh, Staff Accountant
Mark Brunhofer, Review Accountant
U.S. Securities and Exchange Commission

Michael Cain
Grahame Dawe
Patricia Roufca
Aspen Insurance Holdings Limited

Philip Smart
KPMG Audit Plc

Joseph Ferraro
Michael Groll
Willkie Farr & Gallagher LLP